ZIJIN MINING GROUP CO., LTD.

and

NEVSUN RESOURCES LTD.

PRE-ACQUISITION AGREEMENT

September 4, 2018

SCHEDULES

SCHEDULE A:	CONDITIONS OF THE OFFER
SCHEDULE B:	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
SCHEDULE C:	REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

PRE-ACQUISITION AGREEMENT

THIS AGREEMENT is made this 4th day of September, 2018

BETWEEN:

Zijin Mining Group Co., Ltd., a corporation existing under the laws of the People’s Republic of China and having its registered office at No.1 Zijin Road, Shanghang County, Longyan City in the Fujian Province (hereafter referred to as the “Offeror”)

- and -

Nevsun Resources Ltd., a corporation existing under the laws of British Columbia, Canada and having its registered office at 1750 – 1066 West Hastings Street, Vancouver, British Columbia (hereafter referred to as the “Corporation”)

WHEREAS:

A.            The Offeror is willing to make the Offer (as defined below) to purchase all of the Shares (as defined below), by way of a take-over bid, on the terms and subject to the conditions set forth in this Agreement;

B.            The Board (as defined below) has unanimously determined, after receiving the advice of its external legal and financial advisors in evaluating the Offer and following the receipt and review of the recommendations of its Special Committee, that the Offer is in the best interests of the Corporation and is fair, from a financial point of view, to the Shareholders (as defined below) (other than the Offeror, Lundin and their respective Affiliates) and has approved the entering into of this Agreement and the making of a unanimous recommendation that the Shareholders accept the Offer, tender their Shares to the Offer and not tender their Shares to the Lundin Offer (as defined below), all on the terms and subject to the conditions set forth herein; and

C.            Concurrently with the execution and delivery of this Agreement and as a condition to the willingness of, and an inducement to, the Offeror to enter into this Agreement, each of the Locked-up Shareholders (as defined below) has executed and delivered to the Offeror a Lock-up Agreement (as defined below).

NOW THEREFORE in consideration of the mutual covenants hereinafter contained and other good and valuable consideration (the receipt and adequacy of which are hereby acknowledged), the Parties hereto agree as follows:

Article 1
INTERPRETATION

Section 1.1       Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, excluding the Offer, in each case whether in a single transaction or a series of transactions, any offer, proposal, expression of interest or inquiry (written or oral) from any Person or group of Persons other than the Offeror (or any of its Affiliates) made to the Corporation or the Shareholders after the date of this Agreement (including any take-over bid initiated by advertisement or circular) relating to: (a) any direct or indirect take-over bid, tender offer, exchange offer or treasury issuance that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of the voting or equity interests of the Corporation or any of its Subsidiaries (including securities convertible into or exercisable or exchangeable for such voting or equity interests); (b) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving the Corporation or any of its Subsidiaries; (c) any direct or indirect sale or disposition (or any lease, license or other arrangement having the same economic effect as a sale or disposition) by the Corporation or any of its Subsidiaries of assets representing 20% or more of the fair market value of the assets of the Corporation (on a consolidated basis) or contributing 20% or more of the revenue of the Corporation (on a consolidated basis); or (d) any other similar transaction or series of related transactions involving the Corporation or any of its Subsidiaries; or (e) any public announcement of an intention to do any of the foregoing, and for greater certainty shall not include the Lundin Offer, but shall include any increase in the consideration offered pursuant to, or any variation whatsoever of, the Lundin Offer.

“ACV” has the meaning specified in Section 41 of Schedule B.

“Advertisement” has the meaning specified in Section 2.1(3).

“Agreement” means this Pre-Acquisition Agreement.

“Affiliate” has the meaning ascribed thereto in the BCBCA.

“Applicable Securities Laws” means, collectively, all applicable securities laws of each of the Reporting Jurisdictions and the United States and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Reporting Jurisdictions and the United States, and the rules and policies of the TSX, NYSE and any other market or marketplace on which securities of the Corporation are traded, listed or quoted.

“Audited Financial Statements” has the meaning specified in Section 17 of Schedule B.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Balkan Subsidiary Licenses” means the exploration licenses and permits held by Balkan Exploration and Mining d.o.o. Beograd in the areas of Parlozi (also referred to as Babe – Ljuta Strana), Bobija (also referred to as Tornicka Bobija), Donja Tresnica, Proslop, Donji Savkovici, Greben - Pratnjaca, Kopajska reka - Planinica, Sige - Panjevac, Donja Studena and Samanjac.

“BCBCA” means the Business Corporations Act (British Columbia).

“Bisha Project” means the Bisha Mine owned and operated by BMSC which is located approximately 150 km west of Asmara, Eritrea and hosts a copper-zinc-gold-silver deposit and includes various satellite volcanogenic massive sulphide deposits under license by BMSC.

“BMO” means BMO Nesbitt Burns Inc., financial advisor to the Corporation.

“BMO Opinion” means an opinion of BMO to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders (other than the Offeror, Lundin and their respective Affiliates).

“BMSC” means Bisha Mining Share Company, an Eritrean entity which is a 60% owned indirect subsidiary of the Corporation with the 40% balance of the outstanding shares owned by ENAMCO.

“Board” means the board of directors of the Corporation.

“Board Recommendation” has the meaning specified in Section 2.2(1)(a).

“Breaching Party” has the meaning specified in Section 4.6(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia.

“CFPOA” has the meaning specified in Section 42 of Schedule B.

“Change of Control Obligations” has the meaning specified in Section 4.3.

“Citi” means Citigroup Global Markets Inc., financial advisor to the Special Committee.

“Citi Opinion” means an opinion of Citi to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders (other than the Offeror, Lundin and their respective Affiliates).

“Commissioner of Competition” means the Commissioner of Competition appointed under the Competition Act, and includes a person duly authorized to exercise the powers and to perform the duties of the Commissioner of Competition.

“Competition Act” means the Competition Act (Canada), R.S.C. 1985, c. C 34.

“Competition Act Approval” means (i) the issuance to the Offeror of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act in respect of the purchase of Shares and any associated SRP Rights contemplated in the Offer; or (ii) the applicable waiting period, including any extension of such waiting period, under Section 123 of the Competition Act shall have expired or been terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act.

“Compulsory Acquisition” has the meaning specified in Section 2.4(1).

“Confidentiality Agreement” means the confidentiality agreement dated May 24, 2018, between the Offeror and the Corporation.

“Consideration” has the meaning specified in Section 2.1(1).

“Contract” means any agreement, commitment, engagement, contract, lease, licence, obligation or undertaking (written or oral) or other legally enforceable right or obligation to which the Corporation is a party or by which the Corporation or any of its Affiliates is bound or affected or to which any of its properties or assets is subject.

“Corporation” means Nevsun Resources Ltd.

“Deposit Agent” means Computershare Trust Company of Canada.

“Deposit Agreement” means the deposit agreement between the Corporation, the Depositor and the Deposit Agent dated September 4, 2018.

“Deposit Period News Release” has the meaning ascribed thereto in NI 62-104.

“Depositor” means Gold Mountains (H.K.) International Mining Company.

“Directors’ Circular” has the meaning ascribed thereto in Section 2.2(3).

“Disclosure Documents” means all press releases, material change reports, information circulars, annual information forms, financial statements, business acquisition reports, prospectuses, technical reports and other documents that have been filed by the Corporation with applicable securities regulatory authorities pursuant to Applicable Securities Laws from January 1, 2018 through to present and which are available to the public at www.sedar.com.

“Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Corporation to the Offeror with this Agreement.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the time that the Offeror first takes up and pays for Shares pursuant to the Offer.

“ENAMCO” means the Eritrean National Mining Corporation, an Eritrean entity owned by the State of Eritrea.

“Environmental Laws” means all applicable Laws relating to or regulating the protection of the environment or natural resources (including ambient air, surface water, groundwater, wetlands land surface or subsurface strata, wildlife, aquatic species and vegetation), the handling, storage, disposal, transportation, generation, use, treatment or release of Hazardous Materials, human health and occupational health and safety.

“Environmental Permit” has the meaning specified in Section 37 of Schedule B.

“Expiry Date” means the date on which the Expiry Time occurs.

“Expiry Time” means the Initial Expiry Time, unless the Offer is accelerated or extended in which case it means the expiry time of the Offer as accelerated or extended from time to time.

“FCPA” has the meaning specified in Section 42 of Schedule B.

“Fully Diluted Basis” means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all rights to acquire Shares were exercised, including all Shares issuable upon the exercise of Options, whether vested or unvested.

“Funding Documents” means the commitment letter from China Construction Bank Corporation, Fujian Branch, dated August 31, 2018 and the bank letter of credit promise from Bank of China Limited Longyan Branch, dated August 30, 2018.

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including any stock exchange or self-regulatory authority and, for greater certainty, the Securities Commissions, the TSX and the NYSE.

“Hazardous Material” means any pollutants, hazardous, dangerous or toxic substances or wastes or contaminants or any other matter defined, judicially interpreted, identified in or described as such pursuant to any Environmental Law.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, applied on a consistent basis.

“Indemnified Person” has the meaning specified in Section 4.7(1).

“Initial Expiry Time” means 5:00 p.m. (Toronto time) on the first Business Day which falls after the 105th day following the commencement date of the Offer.

“Investment Canada Act” means the Investment Canada Act, RSC 1985, c.28 (1st Supp.).

“Investment Canada Act Approval” means either: (1) receipt by the Offeror of a notice from the responsible Minister under the Investment Canada Act that the Minister is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada pursuant to the Investment Canada Act; or (2) the Offeror has not received the notice referred to in (1) within the time period provided for such notice under the Investment Canada Act such that the responsible Minister under the Investment Canada Act shall be deemed pursuant to the Investment Canada Act to have been satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada pursuant to the Investment Canada Act and either: (1) no notice is given under 25.2(1) or 25.3(2) of the Investment Canada Act within the prescribed period; or, (2) if notice is given under Part 25.2(1) or 25.3(2) of the Investment Canada Act, then either (a) the Minister or Ministers under the Investment Canada Act have sent to the Offeror a notice under 25.2(4)(a) or 25.3(6)(b) of the Investment Canada Act; or (b) the Governor in Council has issued an order under 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by this Agreement.

“Latest Mailing Time” has the meaning specified in Section 2.1(3).

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), bylaws, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement at law, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, standards, notices and protocols of any Governmental Entity, as amended.

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable, whether or not consensual or arising by law (statutory or otherwise) and whether or not contingent or absolute, including any hypothec, mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, encroachment, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy any property or assets.

“Locked-up Shareholders” means, collectively, each of the directors and executive officers of the Corporation and “Locked-up Shareholder” means any of them.

“Lock-up Agreements” means, collectively, the lock-up agreements between the Offeror and each of the Locked-up Shareholders, dated the date of this Agreement.

“Lundin” means Lundin Mining Corporation.

“Lundin Offer” means the offer made by Lundin on July 26, 2018 to acquire all of the outstanding Shares.

“Macedonian Licenses” means the exploration licenses and permits held by Reservoir Minerals Macedonia DOOEL Skopje in the area of Konjsko, SE Prospecting Conc.and E Prospecting Conc., and held by Reservoir Minerals DVB dooel in the area of Dvorishte.

“Matching Period” has the meaning specified in Section 5.4(1)(e).

“Material Adverse Effect” means any event, change, occurrence, circumstance, fact, or state of being which, individually or in the aggregate, has or would reasonably be expected to have a material and adverse effect on the assets, liabilities (absolute, accrued, contingent or otherwise), affairs, business, capital, condition (financial or otherwise), contractual arrangements, operations or results of operations, permits, or properties of the Corporation and its Subsidiaries taken as a whole, including a material change and a material fact, provided that it shall not include any such event, change occurrence, circumstance, fact, or state of being resulting from: (i) the announcement of the execution of this Agreement or the transactions contemplated herein or the performance of the covenants and obligations herein; (ii) any action taken by the Corporation at the request of the Offeror or as required under this Agreement, or the failure to take any action prohibited by this Agreement; (iii) changes in the global economy or securities or currency markets in general, except where any such change has a materially disproportionate effect on the Corporation or any of its Subsidiaries, as compared to other companies of similar size to the Corporation and its Subsidiaries operating in the mining industry; (iv) changes in applicable Laws (other than orders, judgments decrees against the Corporation or any of its Subsidiaries) or in IFRS, except where any such change has a materially disproportionate effect on the Corporation or any of its Subsidiaries as compared to other companies of similar size to the Corporation and its Subsidiaries operating in the mining industry; (v) any natural disaster, commencement or continuation of war, armed hostilities or acts of terrorism, except where any such natural disaster, commencement or continuation of war, armed hostilities or acts of terrorism has a materially disproportionate effect on the Corporation or any of its Subsidiaries as compared to other companies of similar size to the Corporation and its Subsidiaries operating in the mining industry; (vi) changes generally affecting the global mining industry, except where any such change has a materially disproportionate effect on the Corporation or any of its Subsidiaries, as compared to other companies of similar size to the Corporation and its Subsidiaries operating in the mining industry; or (vii) any decrease in the market price or any decline in the trading volume of the Shares on the TSX or the NYSE (it being understood, however, that any event, change or effect causing or contributing to any such decreases in market price may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred).

“material change” has the meaning ascribed thereto in the Securities Act.

“Material Contracts” has the meaning specified in the Disclosure Letter.

“material fact” has the meaning ascribed thereto in the Securities Act.

“Minimum Condition” has the meaning specified in Schedule A.

“Minister” means the Minister of Innovation, Science and Economic Development Canada and/or other Ministers responsible for the Investment Canada Act.

“Misrepresentation” has the meaning ascribed thereto in the Securities Act.

“Money Laundering Laws” has the meaning specified in Section 43 of Schedule B.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids.

“NYSE” means the NYSE American stock exchange.

“Offer” has the meaning specified in Section 2.1(1).

“Offer Documents” has the meaning specified in Section 2.1(2).

“Offeror” means Zijin Mining Group Co., Ltd.

“Offeror’s Counsel” means Fasken Martineau DuMoulin LLP.

“Options” means the outstanding stock options to acquire Shares governed by the Stock Option Plan.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent, in all material respects, with the past practices of the Person and is taken in the ordinary course of the business of the Person.

“Outside Date” has the meaning specified in Section 7.2(1)(b)(ii).

“Parties” means the Corporation and the Offeror and “Party” means any one of them.

“Permits” has the meaning specified in Section 30 of Schedule B.

“Permitted Lien” has the meaning specified in the Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, fund, estate, trustee, executor, administrator, personal or legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“PRC Approvals” means, collectively, all required approvals and notices related to the filing and notification requirements of: (i) the National Development and Reform Commission of the People’s Republic of China; (ii) the Ministry of Commerce of the People’s Republic of China; and (iii) the State Administration of Foreign Exchange of the People’s Republic of China.

“Projects” means, collectively, the Bisha Project, the Timok Project, the Tilva Project and the Balkan Subsidiary Licenses.

“Property Rights” has the meaning specified in Section 27 of Schedule B.

“Regulatory Approvals” means, collectively, the Competition Act Approval, the Investment Canada Act Approval, the PRC Approvals and such other approvals required under applicable Law and agreed to by the Parties in writing, acting reasonably.

“Regulatory Approval Condition” has the meaning specified in Schedule A.

“Reporting Jurisdictions” means British Columbia, Alberta, Manitoba, Ontario and Quebec.

“Representatives” has the meaning specified in Section 5.1(1).

“Reverse Termination Amount” means an amount equal to US$50,000,000.

“Securities Act” means the Securities Act (British Columbia), as amended.

“Securities Commissions” means the applicable securities commission or regulatory authority in each of the Reporting Jurisdictions and the United States Securities and Exchange Commission.

“Shareholder Rights Plan” means the Shareholder Rights Plan Agreement between the Corporation and Computershare Investor Services Inc., as rights agent, dated as of June 8, 2011.

“Shares” means the common shares of the Corporation.

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.

“Special Committee” means a special committee of independent directors of the Board.

“SRP Rights” means any rights issued under the Shareholder Rights Plan.

“Statutory Minimum Condition” has the meaning specified in Schedule A.

“Stock Option Plan” means the stock option plan of the Corporation attached as Schedule C to the Corporation’s management information circular dated March 19, 2018, as amended from time to time.

“Subsequent Acquisition Transaction” has the meaning specified in Section 2.4.

“Subsidiaries” means the subsidiaries of the Corporation, as described in the Corporation’s annual information form for the year ended December 31, 2017.

“Superior Proposal” means a bona fide written Acquisition Proposal from an arm’s length Person or Persons made after the date of this Agreement (which for greater certainty includes amendments or variations to any current Acquisition Proposals made after the date of this Agreement): (i) to acquire all of the outstanding Shares (other than Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the assets of the Corporation and its Subsidiaries on a consolidated basis; (ii) that was not obtained in violation or breach in any material respect of Article 5 of this Agreement or any agreement between the Person or Persons making such Acquisition Proposal and the Corporation; (iii) that complies with all Applicable Securities Laws in all material respects; (iv) that is reasonably capable of being completed in accordance with its terms without undue delay (taking into consideration all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or Persons making such Acquisition Proposal); (v) that is not subject to any financing or due diligence or access condition and in respect of which the Board has unanimously determined in good faith that adequate arrangements have been made to ensure that the required funds will be available to complete such Acquisition Proposal; and (vi) that the Board has unanimously determined in good faith, after receiving the advice of its external legal and financial advisors, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion or delay, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Offer, if consummated in accordance with its terms, but without assuming away the risk of non-completion (including after taking into consideration any amendments to the terms and conditions of the Offer proposed by the Offeror pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; and (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii).

“Terminating Party” has the meaning specified in Section 4.6(3).

“Termination Fee” has the meaning specified in Section 8.2(2).

“Termination Fee Event” has the meaning specified in Section 8.2(2).

“Termination Notice” has the meaning specified in Section 4.6(3).

“Tilva Project” means the exploration project comprised of eight exploration permits (Coka Kupjatra, Coka Kupjatra – East, Kraljevica, Nikolicevo, Nikolicevo East, Nicolicevo West, Tilva Njagra and Tilva Njagra – South) that is the subject of an earn in and joint venture agreement between Rio Tinto Mining & Exploration Limited, Tilva (BVI) Inc. and Global Reservoir Minerals (BVI) Inc. dated November 12, 2015, as amended November 20, 2015.

“Timok Project” means the copper-gold development asset in eastern Serbia focused on the Cukaru Peki deposit, which includes a high grade upper zone deposit (characterized by massive and semi-massive sulphide mineralization) and the lower zone deposit (characterized by porphyry-style mineralization).

“TSX” means the Toronto Stock Exchange.

Section 1.2       Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Corporation, it is deemed to refer to the actual knowledge, after reasonable inquiry, of each of (i) Peter Kukielski, President and Chief Executive Officer, (ii) Ryan MacWilliam, Chief Financial Officer, (iii) Joseph Giuffre, Chief Legal Officer, (iv) Peter Manojlovic, Vice President, Exploration, (v) Jerzy Orzechowski, Vice President and Project Director, Timok Project, and (vi) Todd Romaine, Vice President, Corporate Social Responsibility.

(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Corporation required to be made shall be made in a manner consistent with IFRS.

(8)	References to Persons and Agreements. Any reference to a Person includes its heirs, administrators, executors, legal personal representatives, successors and permitted assigns. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and includes all schedules to it.

(9)	Statutes. Any reference to a statute refers to such statute and all rules, regulations, instruments and policies made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(10)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(11)	Time References. Unless otherwise specified, references to time are to local time, Vancouver, British Columbia.

(12)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a subsidiary of the Corporation or the Offeror, as applicable, each such provision shall be construed as a covenant by the Corporation or the Offeror, as applicable, to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.

Section 1.3       Schedules.

(1)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)	The Disclosure Letter itself and all information contained in it is confidential information and, except as required by applicable Law, may not be disclosed by the Offeror.

Article 2
THE OFFER

Section 2.1       Offer

(1)	Subject to the terms and conditions herein, the Offeror shall make an offer to purchase all of the outstanding Shares and any associated SRP Rights (including any Shares that are issued after the date of the Offer and prior to the Expiry Time) (the “Offer”). The consideration offered under the Offer (the “Consideration”) shall be $6.00 in cash per Share. Any SRP Rights associated with Shares tendered under the Offer will be deemed to have been tendered. No additional payment shall be made for any SRP Rights and no amount of the Consideration shall be allocated to any SRP Rights. The term “Offer” shall include any amendments to, variation or extension of, such Offer, made in accordance with this Agreement.

(2)	The Offeror shall prepare the Offer and accompanying take-over bid circular, related letter(s) of transmittal, notice(s) of guaranteed delivery and other ancillary offer documents (collectively, the “Offer Documents”) in accordance with applicable Laws (including in the French language). The Offeror shall not be required to make the Offer in any jurisdiction where it would be illegal to do so. The Offer Documents shall contain all information which is required to be included therein in accordance with any applicable Laws and shall in all material respects comply with the requirements of applicable Laws.

(3)	The Offeror shall mail the Offer Documents in accordance with applicable Laws to each registered Shareholder and to each other Person required by applicable Laws as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on September 18, 2018 (such time on such date, subject to extension in accordance with the following sentences, being referred to herein as the “Latest Mailing Time”). If the mailing of the Offer Documents is delayed by reason of (i) an injunction or order made by a Governmental Entity or (ii) the failure of the Corporation to provide the Offeror with the Directors’ Circular in accordance with Section 2.2(3) or the shareholder lists referred to in Section 2.2(6), then provided that such injunction or order is being contested or appealed, if applicable, the Latest Mailing Time shall be extended for a period ending on the second Business Day following the date on which such injunction or order ceases to be in effect or such Directors’ Circular or shareholders list is obtained, as applicable. If the Latest Mailing Time occurs during the Matching Period, the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the second Business Day following the last day of the Matching Period. The Offeror shall file the Offer Documents with applicable Governmental Entities within the time and in the manner required by applicable Laws. The Offeror may, at its election, commence the Offer by way of advertisement (the “Advertisement”) in a national Canadian newspaper. If the Offer is commenced by Advertisement, the Offeror shall mail the Offer to registered Shareholders no later than two Business Days following receipt of the shareholder lists referred to in Section 2.2(6).

(4)	Prior to the printing of the Offer Documents and during the course of their preparation, the Offeror shall provide the Corporation and its counsel with a reasonable opportunity to review and comment on them, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably. The Corporation shall provide to the Offeror for inclusion in the Offer Documents such information regarding the Corporation as is required by applicable Laws to be included in the Offer Documents and as requested by the Offeror, acting reasonably. The Corporation represents, warrants and covenants that any information it provides to the Offeror for inclusion in the Offer Documents will be accurate and complete in all material respects as of the relevant date of such information and will not contain any Misrepresentation.

(5)	The Offer shall expire at the Initial Expiry Time, provided that upon receipt of all Regulatory Approvals and with the prior written consent of the Offeror, the Corporation shall issue promptly and in any event no later than two Business Days after receipt, a Deposit Period News Release in accordance with NI 62-104 andin the event that a Deposit Period News Release is issued by the Corporation, the Offeror may vary the Offer to change the Initial Expiry Time in accordance with NI 62-104. For certainty, the Corporation shall not issue a Deposit Period News Release in any other circumstance without the prior written consent of the Offeror.

(6)	The Offeror will instruct the depositary under the Offer to advise the Offeror and the Corporation from time to time as the Offeror or Corporation may reasonably request and in such manner as the Offeror or Corporation may reasonably request, as to the number of Shares that have been tendered (and not withdrawn) under the Offer.

(7)	The Offer shall not be subject to any conditions other than the conditions set out in Schedule A. The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror shall not, without the prior written consent of the Corporation: (i) impose additional conditions to the Offer; (ii) decrease the consideration per Share; (iii) decrease the number of Shares in respect of which the Offer is made; (iv) change the amount or form of consideration payable under the Offer (other than to increase the total consideration per Share and/or add additional forms of consideration); or (v) otherwise vary the Offer or any terms or conditions thereof (other than a waiver of a condition) in a manner that is adverse to the Shareholders.

(8)	The Offeror shall:

(a)	obtain each of the PRC Approvals by no later than the Outside Date, provided that the Offeror shall not be in breach of this Section 2.1(8)(a)if the failure to obtain the PRC Approvals has been caused by, or is a result of, (i) the occurrence of a Material Adverse Effect, or (ii) a breach by the Corporation of any of its representations or warranties or the failure of the Corporation to perform any of its covenants or agreements under this Agreement; and

(b)	take up and pay for all of the Shares tendered under the Offer as soon as reasonably practicable following the satisfaction or waiver by the Offeror of the conditions to the Offer set out in Schedule A hereto and in any event no later than three Business Days following the time at which it becomes entitled to take up such Shares pursuant to NI 62-104.

(9)	Subject to any Applicable Securities Laws, the Board shall resolve or have resolved to permit the exercise of all Options conditional upon, and immediately prior to, the Offeror first taking up Shares under the Offer and shall further resolve or have resolved that all Options contemplated under the Stock Option Plan shall become immediately exercisable. The foregoing treatment of Options shall be described in the Directors’ Circular.

(10)	The obligation of the Offeror to make the Offer and to mail the Offer Documents is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion and which conditions shall be deemed to have been waived or satisfied by the making of the Offer:

(a)	this Agreement shall not have been terminated pursuant to Section 7.2;

(b)	no circumstance, fact, change, event or occurrence, unless caused by the Offeror, an Affiliate of the Offeror or any Person acting jointly or in concert with the Offeror, shall have occurred that would render it impossible or impracticable for one or more of the conditions set out on Schedule A to be satisfied;

(c)	the Board shall have made the Board Recommendation and shall not have withdrawn the Board Recommendation or changed, modified or qualified the Board Recommendation in a manner adverse to the Offeror or taken any other action or made any other public statement in connection with the Offer that is materially inconsistent with the Board Recommendation or that could otherwise prejudice the Offeror;

(d)	the Corporation shall not be in breach, in any material respect, of any covenant or obligation under this Agreement;

(e)	the Board shall have caused to be prepared and approved in final form and printed for mailing with the Offer Documents sufficient copies of the Directors’ Circular in accordance with Section 2.2;

(f)	no cease trade order, injunction or other prohibition at law shall exist against the Offeror making the Offer or taking up or paying for Shares deposited under the Offer;

(g)	each of the representations and warranties of the Corporation set forth in this Agreement (i) that are qualified by a reference to Material Adverse Effect or materiality shall be true and correct in all respects at the time of the making of the Offer as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time, in which case those representations and warranties shall be true and correct as of such earlier time), and (ii) that are not qualified by a reference to Material Adverse Effect or materiality shall be true and correct in all material respects at the time of the making of the Offer as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time, in which case those representations and warranties shall be true and correct as of such earlier time);

(h)	no Material Adverse Effect shall have occurred since the date of this Agreement; and

(i)	no Person shall have made an Acquisition Proposal after the date hereof unless the Board has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal and, if requested by the Offeror, publicly stated that such Acquisition Proposal is not a Superior Proposal including the reasons thereof and has publicly reaffirmed its recommendation in favour of the Offer.

(11)	The Offeror shall be entitled to, and shall be entitled to cause the Corporation to, deduct or withhold from the amount otherwise payable pursuant to this Agreement or the Offer or any Subsequent Acquisition Transaction to any Shareholder such amounts as the applicable payor is required to deduct and withhold with respect to any such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any other provision of domestic or foreign Law (whether national, federal, state, provincial, local or otherwise) relating to Taxes. Any such amounts deducted or withheld will be timely remitted to the appropriate Governmental Entity and the Offeror will, or will cause the Corporation, to timely provide proof that such withheld or deducted amount was remitted and that such remittance was done on a timely basis. To the extent any amounts are so deducted or withheld and timely remitted to the appropriate taxing authorities, such deducted or withheld amounts shall be treated for all purposes of this Agreement, the Offer, any Subsequent Acquisition Transaction as having been paid to the relevant Shareholder in respect of which such deduction or withholding was made by the Offeror.

Section 2.2       Board Recommendation and Endorsement of the Offer

(1)	The Corporation represents and warrants to and in favour of the Offeror, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement and making the Offer, that, as of the date hereof:

(a)	the Board, after receiving the advice of its external legal and financial advisors in evaluating the Offer and following the receipt and review of the recommendations of the Special Committee, has unanimously determined that the Offer is in the best interests of the Corporation and is fair, from a financial point of view, to the Shareholders (other than the Offeror, Lundin and their respective Affiliates), and has approved the entering into of this Agreement and the making of a unanimous recommendation that Shareholders accept the Offer, tender their Shares to the Offer and not tender their Shares to the Lundin Offer (collectively, the “Board Recommendation”); and

(b)	each of the directors and officers of the Corporation has advised that he or she intends to endorse the Offer and tender any Shares beneficially owned or controlled by him or her to the Offer.

(2)	The Board has received an oral BMO Opinion and the Special Committee has received an oral Citi Opinion, written copies of which have been, or will be, delivered to the Board and the Special Committee, respectively, on or before the date of the Directors’ Circular.

(3)	The Corporation shall prepare, and make available for mailing contemporaneously with the Offer Documents by the Offeror, a directors’ circular (the “Directors’ Circular”), in accordance with applicable Laws (including in the French language) that contains the unanimous recommendation of the Board that Shareholders accept the Offer, tender their Shares to the Offer and not tender their Shares to the Lundin Offer, reflects the Board Recommendation, including the reasons considered by the Board in arriving at the Board Recommendation, contains written copies of the BMO Opinion and the Citi Opinion, and includes a statement that each director of the Corporation intends to tender all the Shares such individual beneficially owns or controls in favour of the Offer. The Corporation shall take all commercially reasonable actions to endorse the Offer (subject to the exercise by the Board of its fiduciary duties, including pursuant to and in accordance with Article 5). The Corporation shall file the Directors’ Circular with applicable Governmental Entities within the time and in the manner required by applicable Laws.

(4)	Prior to the printing of the Directors’ Circular and during the course of its preparation, the Corporation shall provide the Offeror and its counsel with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Corporation, acting reasonably. The Offeror shall provide to the Corporation for inclusion in the Directors’ Circular such information regarding the Offeror as is required by applicable Laws to be included in the Directors’ Circular. The Offeror represents, warrants and covenants that any information it provides to the Corporation for inclusion in the Directors’ Circular will be accurate and complete in all material respects as of the relevant date of such information and will not contain any Misrepresentation.

(5)	The Corporation shall issue a press release on the date of mailing the Directors’ Circular reaffirming the Board’s recommendation that Shareholders deposit all of their Shares to the Offer, which press release shall include reference to the recommendations of the Board, the BMO Opinion and the Citi Opinion and the intentions of the directors and officers of the Corporation as indicated in Section 2.2(1)(b).

(6)	The Corporation shall provide the Offeror as soon as is reasonably practicable a list of the registered holders of Shares, a list of participants in book-based nominee registrants, such as CDS & Co., CEDE & Co. and The Depository Trust Company, and a list of any non-objecting beneficial Shareholders, as may be made available to the Corporation by its transfer agent upon request, together with their addresses and respective holdings of Shares. The Corporation shall from time to time furnish the Offeror with the information in this Section 2.2(6) as of a more recent date as the Offeror may reasonably request.

Section 2.3       Change of Board

Promptly following the Effective Time, the Board shall be reconstituted through the resignations of existing directors of the Corporation and the appointment of Offeror nominees in their stead as requested by the Offeror. The Corporation shall, in accordance with the foregoing and subject to the provisions of applicable Law, assist the Offeror to secure the resignations of such directors of the Corporation to be effective at such time as may be required by the Offeror and to cause the appointment of the Offeror nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholders’ meeting.

Section 2.4       Subsequent Acquisition Transaction

(1)	If, within 120 days after the date of the Offer (or such longer time as a court may permit): (i) the Offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time, excluding Shares held by or on behalf of the Offeror, or an “affiliate” or an “associate” (as those terms are defined in the BCBCA) of the Offeror, the Offeror shall, to the extent permitted under applicable Law, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to Section 300 of the BCBCA (a “Compulsory Acquisition”) provided that the consideration per Share offered in connection with the Compulsory Acquisition shall not be less than the Consideration and is in the same form as the consideration per Share offered under the Offer and in no event will the Offeror be required to offer consideration per Share greater than the Consideration nor offer any other form of Consideration; or (ii) the Offer has been accepted by holders of at least 66&frac23;% and the Offeror is not permitted under applicable Law to complete a Compulsory Acquisition, the Offer shall pursue other means of acquiring the remaining Shares not tendered to the Offer, including by way of an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction (a “Subsequent Acquisition Transaction”) and, at the Offeror’s request, the Corporation shall assist the Offeror in completing a Subsequent Acquisition Transaction to acquire the remaining Shares, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction shall not be less than the Consideration and is in the same form as the consideration per Share offered under the Offer and in no event will the Offeror be required to offer consideration per Share greater than the Consideration nor offer any other form of Consideration.

Section 2.5       Registrar and Transfer Agent

(1)	The Corporation agrees to permit the registrar and transfer agent for the Corporation to act as depositary in connection with the Offer, and to instruct that transfer agent to furnish to the Offeror (and such Persons as it may designate) at such times as it may request such information and provide to the Offeror (and such Persons as it may designate) such other assistance as it may request in connection with the implementation and completion of the Offer and the other transactions contemplated in this Agreement.

Section 2.6       Information Agent and Dealer Manager

(1)	The Offeror may, if it decides to do so and at its own cost, appoint an information agent, solicitation agent and/or dealer manager in connection with the Offer to solicit acceptances of the Offer. Any dealer manager may form a soliciting dealer group comprised of members of the Investment Industry Regulatory Organization of Canada and the stock exchanges in Canada to solicit acceptances of the Offer. The Corporation shall cooperate with any information agent, solicitation agent and/or dealer manager so appointed, including using commercially reasonable efforts to promptly provide any information requested by the information agent, solicitation agent and/or dealer manager, acting reasonably.

Section 2.7       Deposit Agreement

(1)	If this Agreement is terminated in accordance with its terms, then upon request by either Party, the Corporation and the Offeror on behalf of Gold Mountains (H.K.) International Mining Company (the “Depositor”) shall execute a joint notice contemplated by Section 6(a) of the Deposit Agreement and deliver such joint notice to the Deposit Agent directing the Deposit Agent to transfer the Deposit Amount (as defined therein) two Business Days thereafter as follows:

(a)	to an account specified by the Depositor if (i) the Agreement is terminated pursuant to Section 7.2(1)(a), Section 7.2(1)(b), Section 7.2(1)(c)(i), Section 7.2(1)(c)(ii), Section 7.2(1)(d), Section 7.2(1)(e) or Section 7.2(1)(f), or (ii) the Effective Date occurs;

(b)	to an account specified by the Corporation if the Agreement is terminated pursuant to Section 7.2(1)(c)(iii); or

(c)	to such other account as the Parties may jointly agree.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1       Representations and Warranties of the Corporation

(1)	Except as set forth in the Disclosure Letter, the Corporation represents and warrants to the Offeror as set forth in Schedule B and acknowledges and agrees that the Offeror is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Corporation contained in this Agreement shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(3)	Any investigation by the Offeror or its Representatives shall not mitigate, diminish or affect the representations and warranties of the Corporation pursuant to this Agreement.

Section 3.2       Representations and Warranties of the Offeror

(1)	The Offeror represents and warrants to the Corporation as set forth in Schedule C and acknowledges and agrees that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Offeror contained in this Agreement shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(3)	Any investigation by the Corporation and its Representatives shall not mitigate, diminish or affect the representations and warranties of the Offeror pursuant to this Agreement.

Article 4
COVENANTS

Section 4.1       Conduct of Business of the Corporation

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as may be required or permitted by this Agreement or set out in the Disclosure Letter or with the prior written consent of the Offeror (such prior written consent not to be unreasonably withheld, conditional or delayed), the Corporation shall, and shall cause its Subsidiaries to, conduct business only in the Ordinary Course and in compliance with applicable Laws, and shall use commercially reasonable efforts to preserve intact its present business organization and goodwill, to preserve intact its real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights or contractual or other legal rights and claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with it.

(2)	Without limiting the generality of Section 4.1(1), until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, other than as set out in the Disclosure Letter, the Corporation shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of the Offeror (such prior written consent not to be unreasonably withheld, conditional or delayed):

(a)	amend the notice of articles, articles, by-laws or other constating documents of the Corporation or any Subsidiary or the terms of any securities of the Corporation or any Subsidiary;

(b)	issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Shares, other securities of the Corporation or any securities of its Subsidiaries other than upon the conversion of currently outstanding securities in accordance with their terms;

(c)	without limiting the generality of Section 4.1(2)(b) authorize, approve, agree to issue, issue or award any Options under the Stock Option Plan or any other convertible securities;

(d)	declare, set aside or pay any dividend or distribution (whether in cash, securities or property or any combination thereof), reduce capital or make any other payment in respect of any Shares or other securities of the Corporation;

(e)	split, combine or reclassify the Shares, other securities of the Corporation or any securities of any Subsidiary nor redeem, purchase or offer to purchase any Shares, any other securities of the Corporation or any securities of any Subsidiary nor undertake any capital reorganization of the Corporation or any of its Subsidiaries;

(f)	reorganize, amalgamate or merge the Corporation or any Subsidiary with any other Person nor adopt or enter into a plan of liquidation or resolutions providing for the liquidation or dissolution of the Corporation or any Subsidiary;

(g)	sell, pledge, dispose of, mortgage, encumber or agree to sell, pledge, dispose of, mortgage, encumber or otherwise transfer any interest of the Corporation in the Projects;

(h)	acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or complete any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, except for such acquisitions and investments that do not exceed $1,000,000 individually or $2,000,000 in the aggregate, (excluding investments or expenditures that are consistent with the approved budgets for the Projects);

(i)	enter into any joint venture or similar agreement, arrangement or relationship;

(j)	incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except as required by any Governmental Entity in connection with reclamation obligations;

(k)	pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of the Corporation, other than in the Ordinary Course;

(l)	settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy (including relating to Taxes), except for settlements or compromises that are disclosed in the Disclosure Letter or that do not exceed $1,000,000 individually or $2,000,000 in the aggregate;

(m)	enter into, or, waive, release, relinquish, grant, transfer, exercise, modify, supplement or amend any existing contractual rights under, any Material Contracts;

(n)	engage in any transaction with any related parties other than with the subsidiaries of the Corporation, in the ordinary course of business consistent with past practice;

(o)	amend or modify in any material respect any licence or permit, other than: (i) in the Ordinary Course, or (ii) transfers of any licence or permit from: (A) the Corporation to a Subsidiary, (B) a Subsidiary to the Corporation, or (C) a Subsidiary to another Subsidiary;

(p)	enter into or renew any Contract or other binding obligation of the Corporation or its Subsidiaries that (i) is not in the Ordinary Course, or (ii) is not terminable within 60 days of the Effective Date without payment by the Corporation, Offeror or their respective subsidiaries that involves or would reasonably be expected to involve payments in excess of $2,000,000 in the aggregate over the term of the Contract;

(q)	except in the Ordinary Course, enter into or terminate any interest rate, currency, equity or commodity hedges, swaps, derivatives, forward sales contracts or other financial instruments or like transactions;

(r)	incur any capital expenditures or enter into any agreement obligating the Corporation or any Subsidiary to provide for future capital expenditures, in the aggregate in excess of $2,000,000, except for any capital expenditure in an approved annual capital budget, in an annual capital budget for 2019 that is consistent with the second half of the 2018 annual capital budget in all material respects, or approved by the Corporation or any of its Subsidiaries prior to the date of this Agreement;

(s)	except in the Ordinary Course or as required pursuant to existing employment, termination or compensation arrangements, policies or agreements, grant to any executive officer or director an increase in compensation in any form, make any loan to any employee, executive officer or non-arm’s length party, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement or collective bargaining agreement with, any employee, executive officer or director of the Corporation or any of its Subsidiaries, or with respect to any increase of benefits payable under its current change of control, severance or termination policies;

(t)	except in the Ordinary Course, adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with applicable Laws;

(u)	make any changes to its existing accounting policies and practice other than as required by applicable Laws or by IFRS (excluding any voluntary early adoption);

(v)	amend any material Tax Return or materially change any of its methods of reporting income, deductions or accounting for income Tax purposes, except as may be required by applicable Laws;

(w)	make or rescind any material election relating to Taxes;

(x)	make a request for a Tax ruling or enter into any material agreement with any Tax authorities or consent to any extension or waiver of any limitation period with respect to Taxes; or

(y)	authorize, agree, resolve or otherwise commit or announce an intention, whether or not in writing, to do any of the things prohibited by any of the foregoing subsections.

(3)	The Corporation shall, and shall cause its Subsidiaries to:

(a)	duly and timely file all material forms, reports, statements and other documents required to be filed pursuant to any applicable corporate Laws or Applicable Securities Laws;

(b)	duly file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns shall be true, complete and correct; and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; and

(c)	keep the current insurance policies, including director and officers’ insurance and shall not cause such insurance policies to be cancelled or terminated or any of the coverage thereunder to lapse unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

Section 4.2       Covenants Regarding the Offer

(1)	The Corporation shall use its commercially reasonable efforts to assist the Offeror, as requested, with matters necessary, proper or advisable under applicable Laws to consummate the Offer as soon as practicable, including:

(a)	using commercially reasonable efforts to assist with satisfying all conditions precedent in this Agreement (to the extent within its control) and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement;

(b)	using commercially reasonable efforts to obtain and maintain all consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations of third parties or Governmental Entities that are necessary or desirable in connection with the Offer on terms that are reasonably satisfactory to the Offeror;

(c)	using commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Offer and defend, or cause to be defended, any legal, regulatory or other proceedings to which it is a party or brought against it or its directors or officers challenging or affecting the Offer or this Agreement; and

(d)	not taking any action, or permitting any action to be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent the consummation of the Offer or the transactions contemplated by this Agreement or to render inaccurate any of the Corporation’s representations and warranties set forth in Schedule B to this Agreement.

(2)	The Corporation shall promptly notify the Offeror of:

(a)	any

(i)	material change in the activities, business, assets, operations, capitalization, condition (financial or otherwise), Projects or liabilities of the Corporation or any of its Subsidiaries; or

(ii)	material fact in respect of the Corporation which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement;

(b)	any written notice or other written communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval or agreement) of such Person is required in connection with this Agreement;

(c)	any material written notice or other material written communication from any Governmental Entity in connection with this Agreement or the transactions contemplated herein (and, to the extent permitted by Law, contemporaneously provide a copy of any such written notice or communication to the Offeror); and

(d)	any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Corporation made after the date hereof.

(3)	The Offeror shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under applicable Laws to consummate the Offer as soon as practicable, including:

(a)	using commercially reasonable efforts to satisfy all conditions precedent in this Agreement (to the extent within its control) and complying promptly with all requirements imposed by Law on it with respect to this Agreement;

(b)	using commercially reasonable efforts to obtain and maintain all consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations of third parties or Governmental Entities that are necessary or desirable in connection with the Offer on terms that are reasonably satisfactory to the Corporation;

(c)	using commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Offer and defend, or cause to be defended, any legal, regulatory or other proceedings to which it is a party or brought against it or its directors or officers challenging or affecting the Offer or this Agreement;

(d)	not taking any action, or permitting any action to be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent the consummation of the Offer or the transactions contemplated by this Agreement or to render inaccurate any of its representations and warranties set forth in Schedule C to this Agreement;

(e)	using commercially reasonable efforts to complete and obtain the funding described in the Funding Documents on the terms set out therein, including using commercially reasonable efforts to satisfy all terms and conditions related thereto; and

(f)	keeping the Corporation regularly informed of the status of the funding described in the Funding Documents, including the progress towards completion of such funding and any issues related thereto.

Section 4.3       Change of Control Obligations

The Offeror covenants and agrees that it will cause the Corporation and each of its Subsidiaries and all of their respective successors to honour and comply with the terms of all employment agreements, termination, severance, change of control and retention agreements, other agreements that include payments required in connection with a change of control of the Corporation (including, but not limited to, agreements with financial advisors to the Corporation and Special Committee), plans or policies of the Corporation and its Subsidiaries (including the restricted share unit plan, performance share unit plan and deferred share unit plan of the Corporation) that are disclosed in the Disclosure Letter and to effect payment in full for all payments that are required to be made by the Corporation or Subsidiaries pursuant to such agreements, plans and policies (collectively, the “Change of Control Obligations”), which payments shall be made by the Corporation or Subsidiaries in accordance with such agreements, plans and policies.

Section 4.4       Access to Information; Confidentiality

(1)	Subject to compliance with applicable Laws, existing Contracts and any third party confidentiality obligations, the Corporation shall give the Offeror and its Representatives (a) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) properties and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts, and (iv) senior personnel, so long as, in each case, the access does not interfere with the Ordinary Course conduct of the business of the Corporation; and (b) such financial and operating data or other information with respect to the properties, assets or business of the Corporation as the Offeror from time to time reasonably requests.

(2)	The Offeror acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 4.4(1) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

(3)	Any investigation by a Party or its Representatives shall not mitigate, diminish or affect the representations and warranties of the other Party contained in this Agreement or any document or certificate given pursuant hereto.

Section 4.5       Public Communications

The Parties shall co-operate in the preparation of presentations, if any, to Shareholders, research analysts or any other parties regarding the Offer.  A Party must not issue any press release or participate in any interview or press conference with respect to this Agreement or the Offer without giving the other Party a reasonable opportunity to comment on the disclosure. A Party must not make any filing under Applicable Securities Laws with any Governmental Entity with respect to this Agreement or the Offer without the consent of the other Party (which consent shall not be unreasonably withheld or delayed). The foregoing shall be subject to the Parties’ overriding obligation to make any disclosure or filing required by Law, provided that any Party that is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel (recognizing that whether or not the comments are appropriate shall be determined by the Party making such disclosure, acting reasonably), and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

Section 4.6       Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.6 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	Neither the Offeror nor the Corporation may elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(f), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination pursuant to Section 7.2(1)(f). After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure any such matter that qualifies as the basis for termination by the Terminating Party and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 15 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date.

Section 4.7       Insurance and Indemnification

(1)	From and after the Effective Time, the Offeror shall cause the Corporation (or its successor) to honour and comply with the terms of all director and officer indemnity agreements in place between the Corporation or any of its Subsidiaries and the directors and officers of the Corporation and its Subsidiaries (each, an “Indemnified Person”) as at the date of this Agreement

(2)	Prior to the Effective Date, the Corporation shall purchase directors’ and officers’ liability insurance coverage from a reputable and financially sound insurance carrier and containing terms and conditions at least comparable to those contained in the Corporation’s policy in effect on the date of this Agreement for the current and former directors and officers of the Corporation and/or its Subsidiaries on a six-year “trailing” (or “run-off”) basis with respect to any claim related to any period or time at or prior to the Effective Time, provided that the premiums will not exceed 300% of the premiums currently charged to the Corporation for directors’ and officers’ liability insurance. If for any reason such trailing policy is not available (or is only available by paying an annual premium in excess of 300% of such amount), then Offeror agrees that for the entire period from the Effective Time until six (6) years after the Effective Time, Offeror will cause the Corporation and each Subsidiary or any of their respective successors to maintain the current directors’ and officers’ liability insurance policy or equivalent insurance of the Corporation and its Subsidiaries, in either case from a reputable and financially sound insurance carrier and containing terms and conditions comparable to those contained in the policy in effect on the date of this Agreement, for all current and former directors and officers of the Corporation and the Subsidiaries covering claims made prior to or within six (6) years after the Effective Time.

(3)	The Corporation shall use commercially reasonable efforts to obtain and deliver to the Offeror at the Effective Time the resignations and mutual releases, effective as of the Effective Time, of all of the resigning directors of the Corporation and Subsidiaries.

(4)	The provisions of this Section 4.7 shall be binding, jointly and severally, on all successors of the Offeror, and shall survive the termination of this Agreement if such termination occurs following the Effective Time.

Section 4.8       Further Assurances

Subject to the terms and conditions of this Agreement, each Party agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to consummate and make effective as promptly as is practicable the transactions contemplated herein and (b) for the discharge by each Party of its respective obligations under this Agreement, including its obligations under applicable Laws, in each case including the execution and delivery of such documents as the other Party hereto may reasonably require.  Each of the Parties, where appropriate, shall reasonably cooperate with the other Party in taking such actions.

Article 5
NON-SOLICITATION

Section 5.1       Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Corporation shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Corporation or of any of its Subsidiaries (collectively “Representatives”), or otherwise, and shall not permit any such Person to:

(a)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of discussion, negotiation, furnishing or providing copies of, access to, or disclosure of, any confidential information, books or records of the Corporation or any Subsidiary or entering into any form of agreement, arrangement or understanding other than a confidentiality agreement permitted by and in accordance with Section 5.3) any offer, proposal, inquiry or expression of interest that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person or provide any confidential information or otherwise cooperate with any Person (other than the Offeror and its subsidiaries) regarding any offer, proposal, inquiry or expression of interest that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, for greater certainty, the Corporation may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal;

(c)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the approval or recommendation of the Offer by the Board or the Special Committee;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; or

(e)	accept, approve, endorse or recommend or enter into or publicly propose to accept, approve, endorse, recommend or enter into any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3).

(2)	The Corporation shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, activity, discussions or negotiations commenced prior to the date of this Agreement with any Person (other than the Offeror) with respect to any Acquisition Proposal or potential Acquisition Proposal, and in connection therewith the Corporation shall immediately discontinue access to and disclosure of all information, including any confidential information, properties, books and records of the Corporation or any Subsidiary (other than access and disclosure that is generally available to the public or which the Corporation or any Subsidiary is required to provide pursuant to Law). Within two Business Days from the date hereof, the Corporation shall request (to the extent it is entitled to do so) the return or destruction of all information provided to any Person and shall use commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements. The Corporation shall promptly notify the Offeror, at first orally and then in writing, of any non-compliance by any Person with any such request by the Corporation.

(3)	The Corporation covenants and agrees (i) that the Corporation shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Corporation or any Subsidiary is a party, and (ii) that neither the Corporation, nor any Subsidiary or any of their respective Representatives have or will, without the prior written consent of the Offeror, release any Person from, or waive, amend, suspend or otherwise modify or forbear the enforcement of such Person’s obligations respecting the Corporation, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Corporation or any Subsidiary is a party (it being acknowledged by the Offeror that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)).

(4)	The Corporation shall ensure that its Representatives are aware of the prohibitions in this Section 5.1. The Corporation shall be responsible for any breach of this Section 5.1 by any of its Representatives.

Section 5.2       Notification of Acquisition Proposals

If at any time after the date of this Agreement the Corporation or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any offer, proposal, inquiry, request or expression of interest that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any of its Subsidiaries or any amendments to the foregoing, including but not limited to information, access, or disclosure relating to the Projects, books or records of the Corporation or any of its Subsidiaries, the Corporation shall immediately notify the Offeror, at first orally, and then promptly and in any event within one Business Day in writing, of:

(a)	such Acquisition Proposal, offer, proposal, inquiry, request or expression of interest, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, offer, proposal, inquiry, request or expression of interest and shall provide the Offeror with copies of all documents and material correspondence received in respect of, from or on behalf of any such Person; and

(b)	the material details of the status of developments and discussions with respect to such Acquisition Proposal, offer, proposal, inquiry, request or expression of interest, including any changes, modifications or other amendments to the foregoing.

Section 5.3       Responding to an Acquisition Proposal

(1)	If at any time after the date of this Agreement the Corporation receives a written Acquisition Proposal that did not result from a breach of Section 5.1 or any agreement between the Person or Persons making such Acquisition Proposal and the Corporation, the Corporation may:

(a)	contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal; and

(b)	provide copies of, access to or disclosure of non-public information, properties, facilities, books or records of the Corporation or its Subsidiaries and participate in discussions and negotiations with the Person making such Acquisition Proposal and its Representatives, if and only if:

(i)	the Board first determines in good faith, after consultation with its external legal and financial advisors, that the Acquisition Proposal, if completed in accordance with its terms, could reasonably be expected to lead to a Superior Proposal; and

(ii)	prior to providing any such copies, access, or disclosure, (A) the Corporation enters into a confidentiality and standstill agreement with such Person on terms that are no less favourable to the Corporation and no more favourable to the counterparty than those set out in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or shall simultaneously be) provided to the Offeror; and (B) the Corporation provides the Offeror with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in this Section 5.3(1)(b)(ii) promptly following its execution and the Offeror is promptly provided with a list of, and access to (to the extent not previously provided to the Offeror) the information provided to such Person.

Section 5.4       Right to Match

(1)	If the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal after the date of this Agreement, then the Board may, subject to compliance with Article 7 and Section 8.2, enter into a definitive written agreement with respect to such Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(b)	the Corporation is not in breach of its obligations in any material respect under this Article 5;

(c)	the Corporation has delivered to the Offeror a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to recommend or approve such Superior Proposal and/or of the Corporation to enter into a definitive agreement with respect thereto, together with a written notice from the Board regarding the value that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)	the Corporation has provided the Offeror a copy of the definitive agreement for the Superior Proposal;

(e)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of (i) the date on which the Offeror received the Superior Proposal Notice and (ii) the date on which the Offeror received a copy of the definitive agreement for the Superior Proposal;

(f)	during the Matching Period, the Offeror has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend in writing this Agreement and the Offer in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	after the Matching Period, the Board has determined in good faith, after consultation with the Corporation’s external legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Offer as proposed to be amended by the Offeror under Section 5.4(2) (if applicable); and

(h)	prior to or concurrently with entering into any such definitive agreement the Corporation terminates this Agreement pursuant to Section 7.2(1)(c)(ii), and pays or causes to be paid, the Termination Fee pursuant to Section 8.2.

(2)	During the Matching Period the Board shall review in good faith any written offer made by the Offeror under Section 5.4(1)(f) to amend the terms of this Agreement and the Offer in order to determine whether such written offer would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and the Corporation shall negotiate in good faith with the Offeror to make such amendments to the terms of this Agreement and the Offer as would enable the Offeror to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that the Superior Proposal no longer constitutes a Superior Proposal, the Corporation shall promptly advise the Offeror, and the Corporation and the Offeror shall enter into an amendment to this Agreement incorporating the amendments to this Agreement as set out in the Offeror’s written offer made under Section 5.4(1)(f) by the Offeror and the Corporation will promptly reaffirm its recommendation of the Offer, as amended, by the prompt issuance of a press release to that effect. The Corporation shall provide the Offeror and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release.

(3)	Each successive amendment to any Acquisition Proposal that results in an increase in or modification of the consideration (or value of such consideration) to be received by the Shareholders or other modification to the material terms or conditions of the Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Offeror shall be afforded a new five Business Day Matching Period from the later of the date on which the Offeror received the Superior Proposal Notice and the date on which the Offeror received all of the materials contemplated in Section 5.4(1)(d).

(4)	The Board shall promptly reaffirm its recommendation of the Offer by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Corporation shall provide the Offeror and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release.

Section 5.5       Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Corporation shall advise its Subsidiaries and Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Corporation, its Subsidiaries or Representatives is deemed to be a breach of this Article 5 by the Corporation.

Section 5.6       Compliance with Disclosure Obligations

Nothing contained in this Agreement shall prohibit the Corporation from responding through a directors’ circular or otherwise (including calling a meeting of Shareholders in response to a valid requisition under the BCBCA) as required by Applicable Securities Laws to an Acquisition Proposal, provided that the Corporation shall provide the Offeror and its legal counsel with a reasonable opportunity to review the form and content of such circular or other response before it is sent by the Corporation.

Article 6
COVENANTS RELATING TO REGULATORY APPROVALS

Section 6.1       Regulatory Filings and Approvals

(1)	As promptly as practicable after the date hereof, each of the Offeror and the Corporation shall use commercially reasonable efforts, in a coordinated fashion, to make all filings, applications and submissions that are necessary by such Party in order to obtain the Regulatory Approvals.

(2)	Without limiting the generality of Section 6.1(1), (a) as soon as reasonably possible following the date hereof, and in any event within five Business Days of the date hereof or such other period of time as may be agreed to by the Parties in writing, the Offeror shall in respect of the purchase of Shares and associated SRP Rights contemplated in the Offer file a request for an advance ruling certificate or, in the alternative, a no-action letter and waiver of the obligation to file a pre-merger notification, under the Competition Act; and (b) the Offeror and the Corporation shall each file pre-merger notification filings under the Competition Act as soon as practicable, and in any event within 15 Business Days (or such other period of time as may be agreed to by the Parties in writing) in the event (i) the transactions contemplated by this Agreement are classified by the Competition Bureau as “complex” pursuant to the Competition Bureau Fees and Service Standards Handbook for Mergers and Merger-Related Matters, (ii) the Competition Bureau does not issue an advance ruling certificate or no-action letter and waiver of the obligation to file a pre-merger notification under the Competition Act within 20 days of filing the request for an advance ruling certificate and it is the view of either of the parties that the issuance of an advance ruling certificate or no-action letter and waiver of the obligation to file a pre-merger notification under the Competition Act is not forthcoming, (iii) the Competition Bureau communicates to the Offeror that it will not issue an advance ruling certificate or no-action letter and waiver of the obligation to file a pre-merger notification under the Competition Act by virtue of the Offeror having a foreign state-owned shareholder, or (iv) the Parties otherwise agree in writing to do so.

(3)	Each of the Corporation and the Offeror shall use commercially reasonable efforts to promptly satisfy all orders and requests for additional information and documentation received from any Governmental Entity in relation to obtaining the Regulatory Approvals.

(4)	The Offeror shall use commercially reasonable efforts to obtain the Regulatory Approvals on a timely basis.

(5)	The Corporation shall and, where appropriate, cause its subsidiaries to, use commercially reasonable efforts to assist the Offeror to obtain all Regulatory Approvals, provided that the Corporation shall not make any commitments, provide any undertakings or assume any obligations without the prior written consent of Offeror, and shall not take any action that will have, or would reasonably be expected to have, the effect of delaying, impairing or impeding the granting of the Regulatory Approvals.

(6)	The Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 6.1. The Parties shall provide each other with advance copies of and a reasonable opportunity to comment on all notices, filings, submissions, correspondence, documents and information proposed to be supplied to or filed with any Governmental Entity (including with the Investment Review Division of Innovation, Science and Economic Development) and promptly provide copies of all notices, filings, submissions, correspondence and information received from any Governmental Entity. Each Party shall provide to the other Party or Parties, as applicable, and its or their respective counsel, full opportunity to attend and participate in all substantive meetings, discussions or telephone calls with a Governmental Entity or legal counsel for any such entity, provided that only the Corporation’s external counsel may attend, on an external counsel only basis, any substantive meeting, discussion or telephone call with the Investment Review Division of Innovation, Science and Economic Development. Subject to the foregoing, Offeror shall have primary responsibility for determining the strategy for securing the Regulatory Approvals and manner of engaging and communicating with the Governmental Entity, however, the Offeror shall consult with the Corporation and provide the Corporation with the opportunity to provide input into any government relations strategy or plan to obtain Investment Canada Act Approval, including providing the Corporation the opportunity to participate in any strategy calls, coordinating on messaging and developing the overall approach to obtaining the Investment Canada Act Approval. To the extent that any information or documentation to be provided by one Party to the other Party pursuant to this Section 6.1 is competitively sensitive, such information shall be provided only to external counsel of the receiving Party on an external counsel only basis and to the extent that such information relates to valuation of the transaction or purchase price, may be redacted.

(7)	The Offeror shall keep the Corporation informed as to the status of each of the Regulatory Approvals and shall provide the Corporation with updates regarding the status of each of the Regulatory Approvals as and when requested by the Corporation. Upon receipt of any Regulatory Approval or notification that any Regulatory Approval will not be obtained, the Offeror shall immediately notify the Corporation.

(8)	The Offeror shall pay all government filing fees incurred in connection with the Competition Act Approval.

Article 7
TERM AND TERMINATION

Section 7.1       Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2       Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Corporation or the Offeror if:

(i)	after the date of this Agreement any Law is enacted, made, enforced or amended, as applicable, by any Governmental Entity having jurisdiction over any Party that makes the consummation of the Offer illegal or otherwise permanently prohibits or enjoins the Corporation or the Offeror from consummating the Offer, and such Law has, if applicable, become final and non-appealable; provided if such Law is an order, injunction, ruling or judgment, the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(i) has used its commercially reasonable efforts to appeal such order, injunction, ruling or judgment or otherwise have it lifted or rendered non-applicable in respect of the Offer; or

(ii)	the Effective Time does not occur on or prior to January 31, 2019 (the “Outside Date”), provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)	the Corporation if:

(i)	the Offeror does not mail the Offer Documents by the Latest Mailing Time, unless such failure results from a breach by the Corporation of this Agreement;

(ii)	the Board authorizes the Corporation to enter into a definitive written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided that the Corporation is not in breach of this Agreement and that prior to or concurrent with such termination the Corporation pays the Offeror the Termination Fee; or

(iii)	the Offeror is in breach of Section 2.1(8);

(d)	the Offeror if any condition of the Offer set out in Schedule A is not satisfied, or if any condition of the Offer set out in Schedule A could not reasonably be expected to be satisfied, at or by the Outside Date and the Offeror shall not have elected to waive such condition, provided that the Offeror may not terminate this Agreement pursuant to this Section 7.2(1)(d) if (i) the failure of such condition to be satisfied is the result of the breach by the Offeror of any covenant or obligation under this Agreement or as a result of any representation or warranty of the Offeror in this Agreement being untrue or incorrect, or (ii) all conditions of the Offer set out in Schedule A have been satisfied other than (A) the Statutory Minimum Condition and/or the Minimum Condition, and (B) the Regulatory Approval Condition (with respect to the receipt of PRC Approvals), unless the failure to satisfy the Regulatory Approval Condition (with respect to the receipt of the PRC Approvals) has been caused by, or is a result of, (I) the occurrence of a Material Adverse Effect, or (II) a breach by the Corporation of any of its representations or warranties or the failure of the Corporation to perform any of its covenants or agreements under this Agreement;

(e)	the Offeror if:

(i)	(A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the approval or recommendation of the Offer, or (B) the Board or any committee of the Board fails to publicly reaffirm its approval and recommendation of the Offer within two Business Days after having been requested in writing by the Offeror to do so, or (C) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, or takes no position or remains neutral with respect to, any publicly announced, or otherwise publicly disclosed, Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal is permitted provided that the Board has rejected such Acquisition Proposal and affirmed its recommendation in favour of the Offer before the end of such period), (D) the Board or any committee of the Board accepts, approves, endorses or recommends or enters into or publicly proposes to accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3), or (E) the Corporation breaches Article 5 of this Agreement in any material respect; or

(ii)	since the date of this Agreement there has been a Material Adverse Effect;

(f)	by either the Offeror or the Corporation at any time,

(i)	if the other Party is in breach of, in any material respect, any covenant or obligation under this Agreement; or

(ii)	if any representation or warranty of the other Party set forth in this Agreement shall have been untrue or incorrect as of the date of this Agreement or shall have become untrue or incorrect at any time prior to the Expiry Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct at any time prior to the Expiry Time, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Corporation (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(2)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give a Termination Notice to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3       Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination as a result of the occurrence of the Effective Date, Section 4.7 and Section 8.7 shall survive; and (b) in the event of termination under Section 7.2, this Section 7.3, Section 8.2 through to and including Section 8.15 and Section 4.4(2) shall survive, and provided further that no Party shall be relieved of any liability for any willful breach by it of this Agreement prior to such termination.

Article 8
GENERAL PROVISIONS

Section 8.1       Amendments

This Agreement may, at any time and from time to time but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2       Termination Fees

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Corporation shall pay the Offeror the Termination Fee in accordance with Section 8.2(3).

(2)	For the purposes of this Agreement, “Termination Fee” means US$50,000,000 and “Termination Fee Event” means the termination of this Agreement:

(a)	by the Offeror, pursuant to Section 7.2(1)(e)(i);

(b)	by the Corporation, pursuant to Section 7.2(1)(c)(ii); or

(c)	by the Offeror pursuant to Section 7.2(1)(d) (if the Statutory Minimum Condition has not been met), or by the Corporation or the Offeror pursuant to Section 7.2(1)(b)(ii) (provided, in such case, that the Offeror would have been entitled to terminate this Agreement under Section 7.2(1)(b)(ii), even if the Offeror is not the terminating Party), if (i) following the date of this Agreement and prior to the Expiry Time an Acquisition Proposal shall have been publicly announced and not withdrawn prior to the Expiry Time by any Person other than the Offeror or any of its subsidiaries, and (ii) within 6 months of termination of this Agreement (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (B) an agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is entered into by the Corporation or any of its Subsidiaries and such Acquisition Proposal is consummated at any time after the termination of this Agreement.

For purposes of this Section 8.2(2), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to 50.1% or more.

(3)	The Termination Fee shall be paid by the Corporation to the Offeror as follows:

(a)	if a Termination Fee Event occurs due to a termination of this Agreement pursuant to Section 7.2(1)(e)(i) or Section 7.2(1)(c)(ii), the Termination Fee shall be paid within two Business Days of the occurrence of such Termination Fee Event by wire transfer of immediately available funds; and

(b)	if a Termination Fee Event occurs due to a termination of this Agreement pursuant to Section 7.2(1)(b)(ii), or Section 7.2(1)(d) and the conditions in Section 8.2(2)(c) apply or become applicable, the Termination Fee shall be paid within two Business Days of the consummation of the Acquisition Proposal within the time period referred to therein, by wire transfer of immediately available funds.

(4)	The Corporation shall not be obligated to make more than one payment under Section 8.2(1) if more than one of the events specified in Section 8.2 occurs.

(5)	If this Agreement is terminated by the Corporation pursuant to Section 7.2(1)(c)(iii), the Reverse Termination Fee shall be released to the Corporation in accordance with the terms of the Deposit Agreement and Section 2.7(1)(b).

(6)	Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated in this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 8.2 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. Each Party agrees that the payment of the Termination Fee or the Reverse Termination Amount, as applicable, in the manner provided in this Section 8.2 is the sole monetary remedy, subject to the provisions regarding willful breach set forth in Section 7.3, of such Party in respect of the event giving rise to such payment. The Parties shall also have the right to injunctive and other equitable relief in accordance with Section 8.6 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

Section 8.3       Expenses

All expenses, including out-of-pocket third party transaction expenses, incurred in connection with this Agreement shall be paid by the Party incurring such expenses, whether or not the Offer is completed.

Section 8.4       Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing and shall be delivered in person or transmitted by electronic communication (including e-mail) addressed as follows:

(a)	to the Offeror at:

No.1 Zijin Road, Shanghang County

Longyan City, Fujian Province

Attention:         Executive Director, Senior Vice President

Email:              [Personal information redacted]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention:         John Turner

Email:               jturner@fasken.com

(b)	to the Corporation at:

Nevsun Resources Ltd.

1750 – 1066 West Hastings Street

Vancouver BC V6E 3X1

Attention:         Chief Executive Officer

Email:              [Personal information redacted]

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP

2600 – 595 Burrard Street

Vancouver BC V7X 1L3

Attention:         Bob Wooder

Email:               bob.wooder@blakes.com

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day). Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 8.4.

Section 8.5       Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6       Injunctive Relief and Special Performance.

(1)	The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and agree that in the event of any breach or threatened breach by the Corporation, on the one hand, or Offeror, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Corporation, on the one hand, and Offeror, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each of the Parties agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Party under this Agreement. The Parties hereto further agree that (x) by seeking the remedies provided for in this Section 8.6, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.6 are not available or otherwise are not granted, and (y) nothing set forth in this Section 8.6 shall require any Party hereto to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance prior or as a condition to exercising any termination right under Section 7.2 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 7.2 or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 8.7       Third Party Beneficiaries.

(1)	Except as provided in Section 4.7(4) and which, without limiting their terms, are intended as stipulations for the benefit of the Indemnified Persons, the Corporation and the Offeror intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, the Offeror acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.7(4), respectively of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Corporation confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person, provided such variation or rescission occurs prior to the Effective Date.

Section 8.8       Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9       Entire Agreement.

This Agreement (including the schedules hereto), together with the Confidentiality Agreement and the Deposit Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. To the extent there is any conflict between the provisions of this Agreement and the provisions of the Confidentiality Agreement and the Deposit Agreement, the provisions of this Agreement shall prevail.

Section 8.10    Successors and Assigns.

(1)	This Agreement becomes effective only when executed by the Corporation and the Offeror. After that time, it will be binding upon and enure to the benefit of the Corporation, the Offeror and their respective successors and permitted assigns.

(2)	The Offeror may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its direct or indirect wholly owned Subsidiaries, provided that if such assignment and/or assumption takes place, the Offeror shall continue to be liable jointly and severally with such direct or indirect wholly-owned Subsidiary, as the case may be, for all of its obligations hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

Section 8.11    Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12    Governing Law.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13    Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14    Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.15    Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.  Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Agreement.

ZIJIN MINING GROUP CO., LTD.

By:       “George Q Fang”
            Name: George Q Fang

Title: Executive Director, Senior Vice

President

NEVSUN RESOURCES LTD.

By:       “Joseph Giuffre”
            Name: Joseph Giuffre

            Title: Chief Legal Officer

A-1

SCHEDULE A

CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, but subject to applicable Law, the Offeror will not take up, purchase or pay for, any Shares unless, at the end of the initial deposit period or such earlier or later time during which Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, there shall have been validly deposited under the Offer and not withdrawn that number of Shares, together with any associated SRP Rights, that constitutes more than 50% of the outstanding Shares, excluding any Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any Person acting jointly or in concert with the Offeror (the “Statutory Minimum Condition”). In the event that the Statutory Minimum Condition is not satisfied, the Offeror will have the right to withdraw or terminate the Offer or to extend the period of time during which the Offer is open for acceptance. The Statutory Minimum Condition cannot be waived by the Offeror.

Subject to the preceding paragraph, the provisions of the Agreement and applicable Laws, the Offeror shall have the right to withdraw or terminate the Offer (or extend the Offer or postpone taking up and paying for any Shares deposited under the Offer), and shall not be required to take up and pay for any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(1)	there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which represents, together with the Shares held directly or indirectly by the Offeror and any of its Affiliates, at least 66&frac23;% of the outstanding Shares (on a Fully Diluted Basis), together with any associated SRP Rights (the “Minimum Condition”);

(2)	the Agreement shall not have been terminated in accordance with its terms;

(3)	no decision, order, ruling or injunction of a Governmental Entity shall be in effect and no Law shall have been proposed, enacted, promulgated or applied, in either case:

(a)	preventing or prohibiting the ability of the Offeror to proceed with, make or maintain the Offer or to take up and pay for the Shares deposited under the Offer or to consummate any Compulsory Acquisition or Subsequent Acquisition Transaction;

(b)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares, the right of the Offeror to own or exercise full rights of ownership of the Shares or consummate a Compulsory Acquisition or Subsequent Acquisition Transaction;

(c)	which, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect with respect to the Corporation; or

(d)	which would materially and adversely affect the ability of the Offeror to proceed with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction and/or taking up and paying for any Shares deposited under the Offer;

(4)	with respect to an Eritrean Governmental Entity, no act, action, suit, demand, proceeding, objection or opposition shall have been commenced, taken, threatened or be pending before or by any Eritrean Governmental Entity, whether or not having the force of law:

(a)	which prevents, prohibits or negatively impacts the ability of the Offeror to proceed with, make or maintain the Offer or to take up and pay for the Shares deposited under the Offer or to consummate any Compulsory Acquisition or Subsequent Acquisition Transaction; or

A-2

(b)	which would have a Material Adverse Effect on the Corporation or the Bisha Project;

(5)	there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(6)	the Regulatory Approvals shall have been obtained on terms and conditions satisfactory to the Offeror acting reasonably (the “Regulatory Approval Condition”);

(7)	no Material Adverse Effect shall have occurred since the date of the Agreement;

(8)	the Corporation shall have complied in all material respects with each of its covenants and obligations under the Agreement to be complied with at or prior to the Expiry Time and all representations and warranties made by the Corporation in the Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as at the Expiry Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct as at the Expiry Time, individually or in the aggregate, would not have a Material Adverse Effect in respect of the Corporation (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and

(9)	no Shares have been taken up under the Lundin Offer (under its current terms and conditions or as such terms and conditions may be modified, amended or varied on or after the date hereof) or under any other take-over bid, tender offer or exchange offer made on or after the date of this Agreement that results in a Person or group of Persons beneficially owning more than one-third of the voting or equity interests of the Corporation or any of its Subsidiaries (including securities convertible into or exercisable or exchangeable for such voting or equity interests).

SCHEDULE B

REPRESENTATION AND WARRANTIES OF THE CORPORATION

1.            Incorporation and Organization.

Each of the Corporation and its Subsidiaries has been duly incorporated or formed, as the case may be, is organized and is a valid and subsisting corporation under the Laws of its jurisdiction of existence and has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof, except as disclosed in the Disclosure Letter with respect to Deli Jovan Exploration d.o.o. Beograd.

2.            Extra-Provincial Registration.

Each of the Corporation and its Subsidiaries is licensed, registered or qualified as an extra-provincial corporation, foreign corporation or an extra-provincial partnership, as the case may be, in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and is carrying on the business thereof in material compliance with all applicable Laws, rules and regulations of each such jurisdiction.

3.            Authorized Capital.

The Corporation’s authorized share capital consists of an unlimited number of Shares, and as at the date of this Agreement there are 302,592,672 Shares issued and outstanding as fully paid and non-assessable shares, duly listed on the TSX and the NYSE and all of such Shares have been duly and validly authorized and issued, in compliance with applicable Laws and not in violation of or subject to any pre-emptive or similar right that entitles any Person to acquire from the Corporation any Shares or other security of the Corporation or any security convertible into, or exercisable for, Shares or any other such security.

4.            Listing.

The Shares are listed and posted for trading on the TSX and the NYSE.

5.            Certain Securities Law Matters.

The Corporation is a reporting issuer or the equivalent in the Reporting Jurisdictions and the United States and is not noted as being in default of any material requirement of Applicable Securities Laws.

6.            Board Approval.

The Board has unanimously determined that the Offer is in the best interests of the Corporation and has unanimously resolved to recommend that Shareholder deposit their Shares under the Offer.

7.            Rights to Acquire Securities.

Except for Options to purchase up to an aggregate of 7,107,233 Shares, no Person now has, or will immediately following the Effective Date have, any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement or option for the purchase, acquisition, subscription for or issue of any Shares or other securities of the Corporation.  A Flip-in Event (as defined in the Shareholder Rights Plan) was waived in connection with the Lundin Offer, which in accordance with the terms of the Shareholder Rights Plan, results in a waiver of the Flip-in Event for the Offer. The Separation Time (as defined in the Shareholder Rights Plan) was deferred generally in connection with the Lundin Offer.

8.            Registration Rights.

No Person has, or will immediately following the Effective Date have, any rights to require qualification for distribution of its Shares under Applicable Securities Laws.

9.            Transfer Agent.

Computershare Investor Services Inc. has been duly appointed by the Corporation as the registrar and transfer agent for the Shares.

10.          Subsidiaries.

The Subsidiaries are the only subsidiaries of the Corporation. The Corporation does not beneficially own or exercise control or direction over 10% or more of the outstanding voting shares of any Person or company other than the Subsidiaries, and, other than BMSC and Deli Jovan Exploration d.o.o. Beograd, the Corporation beneficially owns, directly or indirectly 100% of the issued and outstanding equity securities of the Subsidiaries. All such equity securities are, in each case, owned free and clear of all Liens, have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares.

11.          Consents, Approvals and Conflicts.

Except as disclosed in the Disclosure Letter, none of the execution and delivery of this Agreement, the compliance by the Corporation with and performance of its obligations under the provisions of this Agreement or the consummation of the transactions contemplated herein and therein (i) require the consent, approval, Authorization, order or agreement of, or registration, filing or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except for the Regulatory Approvals and except as may be required under the policies of the TSX and the NYSE or as may be ordered by any securities regulatory authority applicable to the Corporation and will be obtained by the Effective Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under or create a state of facts which, after notice or lapse of time or both, will result in any breach or violation of or default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation or any Subsidiary is a party or by which any of them or any of the properties or assets thereof is bound, or the notice of articles, articles or by-laws or any other constating document of the Corporation or any Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation or any Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, Governmental Entity, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any Subsidiary or any of the properties or assets thereof, which could have a Material Adverse Effect.

12.          Authority and Authorization.

The Corporation has all requisite corporate power and capacity to enter into and deliver this Agreement and to do all acts and things and execute and deliver all documents as are required hereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and the Corporation has taken all necessary corporate action to authorize the execution and delivery of, and performance of its obligations under, this Agreement and to observe and perform its obligations under this Agreement in accordance with the provisions hereof.

13.          Validity and Enforceability.

This Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms (except in any case as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by equitable principles).

14.          Public Disclosure.

The Corporation is in compliance in all material respects with all of its disclosure obligations under Applicable Securities Laws. Each of the Disclosure Documents is, as of the date thereof, in compliance in all material respects with Applicable Securities Laws. There is no material fact of specific application to the Corporation known to the Corporation which the Corporation has not publicly disclosed which materially adversely affects, or so far as the Corporation can reasonably foresee, could materially adversely affect, the assets, liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), or operations of the Corporation or the ability of the Corporation to perform its obligations under this Agreement. The Material Contracts consist of those contracts disclosed in the Disclosure Letter, which includes all of the contracts of the Corporation that are material to the Corporation.

15.          Timely Disclosure.

The Corporation is in compliance in all material respects with all timely disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred any material change in the assets, liabilities (absolute, accrued, contingent or otherwise), affairs, business, capital, condition (financial or otherwise), or operations of the Corporation and its Subsidiaries taken as a whole, and no event has occurred or circumstance exists which could reasonably be expected to result in such a material change, which has not been publicly disclosed. The Corporation has not filed a material change report with any of the Securities Commissions that has not been made public.

16.          No Cease Trade Order.

No order or ruling preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings or investigations for such purposes have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened.

17.          Financial Statements.

The Corporation’s audited financial statements for the fiscal year ended December 31, 2017 (the “Audited Financial Statements”) and all notes thereto (i) comply as to form in all material respects with the requirements of Applicable Securities Laws, (ii) are complete and accurate in all material respects, contain no Misrepresentations and present fairly, in all material respects, the financial position, the results of operations and cash flows and the Shareholders’ equity and other information of the Corporation, on a consolidated basis, purported to be shown therein at the respective dates and for the respective periods to which they apply, (iii) have been prepared in material conformity with IFRS, consistently applied throughout the periods covered thereby, and all adjustments necessary for a fair presentation of the results for such periods have been made in all material respects, (iv) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and (v) are in accordance with the books, records and accounts of the Corporation. There has been no change in accounting policies or practices of the Corporation since June 30, 2018 and, other than a provision relating to a court decision which awarded a payment of approximately $3.9M by the Corporation on a contractual dispute (which is under appeal by the opposing party) and an undefined contingent liability related to certain litigation claims being made in relation to alleged labour practices at the Bisha Project by BMSC, the Corporation does not have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with IFRS, which are not disclosed or referred to in the Audited Financial Statements or the Disclosure Letter.

18.          Auditors.

KPMG LLP, the Corporation’s current auditors, who audited the Audited Financial Statements and who provided their audit report thereon, are independent public accountants as required under Applicable Securities Laws and there has not, during the last two financial years, been a reportable disagreement (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and its auditor.

19.          Changes in Financial Position.

Since June 30, 2018, except as disclosed in the Disclosure Letter, the Corporation has not (i) paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor, other than in the Ordinary Course of business of the Corporation; (ii) incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the Ordinary Course of business and which is not, and which in the aggregate are not, material; or (iii) entered into any material transaction.

20.          Internal Controls.

The Corporation maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation reasonably believes that its internal controls over financial reporting are effective and the Corporation is not aware of any material weakness in their respective internal controls over financial reporting.

21.          Books and Records.

The minute books and corporate records of the Corporation and the Subsidiaries have been maintained in accordance with all applicable statutory requirements and are true, correct, and complete in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation and the Subsidiaries as at the date hereof and at the Effective Date will contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation and the Subsidiaries. All such corporate records and minutes of the Corporation and its Subsidiaries have been provided to the Offeror.

22.          Insolvency.

No act or proceeding has been taken by or against the Corporation or any of its Subsidiaries in connection with its liquidation, winding-up or bankruptcy, including, that neither the Corporation nor any of its Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any action to be declared bankrupt or wound up, taken any action to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, Lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it, except as disclosed in the Disclosure Letter with respect to Deli Jovan Exploration d.o.o. Beograd.

23.          No Contemplated Changes.

Except as set out in the Disclosure Letter, since June 30, 2018, the Corporation and its Subsidiaries have conducted their respective businesses only in the ordinary course; no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect on the Corporation or the Projects has been incurred; there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect on the Corporation or the Projects; there has not been any change in the accounting practices used by the Corporation and its Subsidiaries and there has not been any entering into, or an amendment of, any Material Contract other than in the Ordinary Course.  Except as disclosed in the Disclosure Letter or by virtue of this Agreement, since June 30, 2018 none of the Corporation or any Subsidiary has approved or has entered into any agreement in respect of (i) the purchase of material assets or any interest therein or, the sale, transfer or other disposition of any material portion of its assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise; or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary.

24.          Taxes and Tax Returns.

The Corporation and each Subsidiary has filed all Tax Returns required by applicable Laws to be filed when due and all such Tax Returns were true and complete in all material respects except as disclosed in the Disclosure Letter. The Corporation and each Subsidiary has paid, collected, charged, withheld and remitted all applicable Taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such Taxes have become due or have been alleged to be due and have made adequate provision for accrued Taxes in its books and records for Taxes not yet due. The Corporation is not aware of any Lien for Taxes, tax deficiencies interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to have a Material Adverse Effect and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return by any of them or the payment of any material Tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims now threatened or, to the knowledge of the Corporation, pending against the Corporation or any Subsidiary which could result in a material liability in respect of Taxes, charges or levies of any Governmental Entity, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Governmental Entity relating to Taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority.

25.          Compliance with Laws, Licenses and Permits.

The Corporation and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable Laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, Authorizations, permits, licenses, waivers, exemptions and entitlements issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, Authorizations, permits and licenses and with all Laws, regulations, tariffs, rules, orders and directives material to the operations thereof. None of the Corporation or any Subsidiary has received any written notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, Authorization, registration, permit, license, waiver, exemption or entitlement. All of such approvals, consents, certificates, registrations, Authorizations, permits, licenses, waivers, exemptions and entitlements are and will be as of the Effective Date in full force and effect and with no material default thereunder.

26.          Agreements and Actions.

None of the Corporation or any Subsidiary is in violation of any term of any constating document thereof. Neither the Corporation nor any Subsidiary is in material violation of any term or provision of any agreement, indenture or other instrument applicable to it. Neither the Corporation nor any Subsidiary is in default in the payment of any material obligation owed which is now due, if any, and except as described in the Disclosure Letter, there is no action, suit, proceeding or investigation commenced, threatened or, to the knowledge of the Corporation, pending which, individually or in the aggregate, might result in any Material Adverse Effect or in any material liability on the part of the Corporation or any Subsidiary or which places, or could reasonably be expected to place, in question the validity or enforceability of this Agreement or any other document or instrument delivered, or to be delivered, by the Corporation pursuant hereto.

27.          Owner of Property.

The Corporation and its Subsidiaries are the absolute legal and beneficial owners of, and have good and marketable title to or a valid leasehold interest in all of their respective material property and assets, including the Projects, and the material property, mineral and other rights or interests relating thereto, a complete and accurate list of the mineral rights relating to all properties of the Corporation and its Subsidiaries is provided in Section 27 of the Disclosure Letter (collectively, the “Property Rights”) including the percentage of all ownership interests held by the Corporation and its Subsidiaries and third parties, if any, free of all material Liens, other than those described in the Disclosure Letter, and no other material property rights or interests are necessary for the conduct of the business of the Corporation or any Subsidiary, as currently conducted, or contemplated to be conducted. The Corporation and its Subsidiaries have all the required surface rights, including fee simple estates, leases, easements, rights of way and permits or licenses from landowners or Governmental Entities permitting the use of land by the Corporation and its Subsidiaries and other interests that are required to exploit the development potential of the properties and the mineral rights based on current or planned operations and no third party or group holds any such right that would be required by the Corporation to so develop the properties or any of the mineral rights, unless otherwise disclosed in the Disclosure Letter. All property, leases and claims comprising the Property Rights have been validly located and recorded in accordance with all applicable laws and are valid, in full force and effect, enforceable in accordance with their respective terms and neither the Corporation nor any Subsidiary is in material default of any of the provision of any such title documents or agreements or instruments, except as disclosed in the Disclosure Letter. Neither the Corporation nor any Subsidiary knows of any material claim or the basis for any material claim that might or could reasonably be expected to adversely affect the right thereof to challenge title or ownership of the properties, use, transfer, access, or otherwise exploit the Property Rights, except as disclosed in the Disclosure Letter; and neither the Corporation nor any Subsidiary has any current, outstanding, or ongoing responsibility or obligation to pay any material commission, royalty, licence fee, production payment, net profit, interest burdens, payments or similar payment to any Person with respect to the Project and the Property Rights thereof except as has been disclosed in the Disclosure Letter. Except as has been disclosure in the Disclosure Letter, all such payments have been duly paid, duly performed, or provided for prior to the date hereof. All mines located in or on the lands of the Corporation or any of its Subsidiaries or otherwise used in connection therewith, which have been abandoned by the Corporation or any of its Subsidiaries, have been abandoned in all material respects in accordance with best international mining industry practice and in compliance in all material respects with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to the Corporation as of the date hereof have been accurately set forth in the Corporation’s public disclosure.

28.          Mineral Rights.

Except as set forth in the Disclosure Letter, the Corporation and its Subsidiaries hold freehold title, leases, licences, mining claims or other conventional property, proprietary or contractual interests or rights relating to the Projects, recognized in the jurisdiction in which the Projects are located, under valid, subsisting and enforceable title documents or other agreements or instruments,  recognized by and enforceable under applicable law, sufficient to permit the Corporation or any Subsidiary to access, explore and exploit the minerals relating thereto, the property, leases or claims and all property, leases or claims in which the Corporation or any Subsidiary has any interest or right have been validly applied for and, if issued, to the knowledge of the Corporation and its Subsidiaries, have been issued in accordance with all applicable Laws and are valid, enforceable and subsisting. The Corporation and its Subsidiaries have or have applied for all necessary surface rights, subsurface rights, access rights and other necessary rights and interests relating to the Projects, granting the Corporation and its Subsidiaries the right and ability to conduct exploration, development and operations in accordance with applicable laws and  as are appropriate in view of the rights and interest therein of the Corporation or any Subsidiary and the current state of exploration, development and operation with only such exceptions as do not materially interfere with the use made by the Corporation or any Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements, leases, instruments and obligations relating thereto and as referred to above is currently in good standing, free and clear of any Liens, in the name of the Corporation or a Subsidiary, except the Liens disclosed in the Disclosure Letter.

29.          Property Agreements.

Any and all of the agreements and other documents and instruments pursuant to which the Corporation or any Subsidiary holds an interest in the Projects, (including any interest in, or right to earn an interest therein) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof (subject to customary qualifications and exceptions, if any as described in the Disclosure Letter). Neither the Corporation nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor, to the knowledge of the Corporation and its Subsidiaries, is any default currently occurring or being alleged, and such properties and assets are in good standing under any applicable laws, including the applicable statutes and regulations of the jurisdictions in which they are situated. All leases, licences and claims pursuant to which the Corporation or any Subsidiary derives the interests thereof in such property and assets are in good standing and, to the knowledge of the Corporation and its Subsidiaries, there has been no material default under any such lease, licence or claim and all Taxes required to be paid with respect to such properties and assets to the date hereof have been paid. The Projects (or any interest therein, or right to earn an interest therein) are not subject to any right of first refusal or purchase or acquisition right, except as set forth in the Disclosure Letter.

30.          Permits and Authorizations.

The Corporation and its Subsidiaries have all material permits, certificates, licenses, approvals, consents and other authorizations (collectively, the “Permits”) issued by the appropriate Governmental Entity necessary to carry on the business of the Corporation and its Subsidiaries as currently conducted. The Corporation and its Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Corporation, all of the Permits issued to date are valid and in full force and effect, and are not subject to appeal or similar proceedings by any Governmental Entity and are free from conditions or requirements that have not been met or complied with where the failure to so satisfy may allow for the material modification or revocation thereof. Neither the Corporation nor any of its Subsidiaries have received any notice of proceedings relating to the revocation or modification of any Permits or any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted.

31.          No Expropriation.

No part of the Projects, the Property Rights or any Permits have been taken, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given to the Corporation, or to the knowledge of the Corporation and its Subsidiaries, been commenced, threatened or is pending, nor does the Corporation or any of its Subsidiaries have any knowledge, after reasonable inquiry, of the intent or proposal to give such notice or commence any such proceedings.

32.          Technical Disclosure.

The Projects are the only material mineral projects of the Corporation. The Corporation is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby. The technical reports were prepared in accordance with NI 43-101 and are accurate in all material respects, do not contain a Misrepresentation, and fairly present the status of the mineral resources of each of the Projects at the effective date disclosed in each technical report. The Corporation made available to the respective authors thereof prior to the issuance of the technical reports, for the purpose of preparing the technical reports, as applicable, all information requested, and to the knowledge of the Corporation, no such information contained any Misrepresentation as at the relevant time the relevant information was made available.

33.          No Defaults.

None of the Corporation or any Subsidiary is in default of any material term, covenant or condition under or in respect of any judgement, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and to the knowledge of the Corporation, no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation or any Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any material amount owing thereunder or which could, individually or in the aggregate, have a Material Adverse Effect.

34.          Compliance with Employment Laws.

Except as disclosed in the Disclosure Letter, the Corporation and each Subsidiary is in material compliance with all Laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, and has not and is not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Corporation, threatened against the Corporation or any Subsidiary. There are no outstanding orders under any employment standards or human rights legislation in any jurisdiction in which the Corporation or any Subsidiary carries on business or has employees.

35.          Employee Plans.

Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or any Subsidiary for the benefit of any current or former officer, director, employee or consultant of the Corporation has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

36.          Work Stoppage.

There has not been, and there is not currently, any labour trouble that could reasonably be expected to have an adverse effect on the conduct of the business of the Corporation or any Subsidiary.

37.          Environmental Compliance.

Except where it would not, individually or in the aggregate, result in a Material Adverse Effect:

(a)	the property, assets and operations of the Corporation and its Subsidiaries comply in all material respects with all applicable Environmental Laws;

(b)	the Corporation and its Subsidiaries have obtained all applicable licences, permits, approvals, consents, certificates, registrations and other Authorizations required under applicable Environmental Laws (the “Environmental Permits”) for the operation of the businesses carried on by the Corporation and its Subsidiaries as at the date hereof, and each Environmental Permit is valid, subsisting and in good standing;

(c)	to the knowledge of the Corporation, there are no actual, pending or threatened investigations, claims, orders, suits, actions or proceedings arising under or related to any Environmental Laws, Environmental Permits, or the release of Hazardous Materials that seek damages, penalties, fines, costs, expenses or injunctive relief against the Corporation or any Subsidiary that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect, and the Corporation is not aware of any facts which could give rise to any such claim or proceeding; and

(d)	to the knowledge of the Corporation, except in compliance with Environmental Laws and Environmental Permits, the Corporation and its Subsidiaries do not and have not stored, generated, transported, handled, used, treated, disposed of, or released any Hazardous Materials on the property operated on by the Corporation or its Subsidiaries.

38.          No Litigation.

Except as disclosed in the Disclosure Letter, there are no claims, actions, suits, proceedings, inquiries  or investigations existing, pending or, to the knowledge of the Corporation, threatened against the Corporation or any Subsidiary and any of the property or assets thereof or to which the Corporation or any Subsidiary is a party, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the assets, liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), or operations of the Corporation or the business of the Corporation or any Subsidiary or the ability of any of them to perform the obligations thereof and none of the Corporation or any Subsidiary is subject to any judgement, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Entity.

39.          Intellectual Property.

The Corporation or a Subsidiary owns or possesses adequate enforceable rights to use all trademarks, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the knowledge of the Corporation, neither the Corporation nor any Subsidiary is infringing upon the rights of any other Person with respect to any such trademarks, copyrights or trade secrets and no other Person has infringed any such trademarks, copyrights or trade secrets.

40.          Non-Arm’s Length Transactions.

Neither the Corporation nor any Subsidiary owes any amount to, nor has the Corporation or any Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of the Corporation or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid or other advances of funds in the Ordinary Course of the business of the Corporation or any Subsidiary. Except as disclosed in the Disclosure Letter and usual employee or consulting arrangements made in the Ordinary Course of business, neither the Corporation nor any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of the Corporation or any other Person not dealing at arm’s length with any of them. No officer, director, employee or securityholder of the Corporation or any Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or any Subsidiary except for claims in the Ordinary Course of the business of the Corporation or any Subsidiary such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation.

41.          Insurance.

The Corporation and its Subsidiaries maintain insurance against loss of, or damage to, their tangible assets on a replacement cost basis, except for mobile equipment, which is based on actual cash value (“ACV”) if ACV is less than 50% of the replacement cost, in accordance with industry standards in such amounts and covering such risks as the Corporation reasonably considers adequate for the conduct of its business, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect. There are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

42.          Foreign Corrupt Practices Act.

None of the Corporation, any Subsidiary or, to the knowledge of the Corporation, any director, officer, agent, employee, Affiliate or other Person acting on behalf of the Corporation or a Subsidiary is aware of or has taken any action, directly or indirectly, that would result in a violation by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”) and the Corporation and each of its Subsidiaries have conducted their businesses in compliance with the FCPA or the CFPOA and have instituted and maintain policies and procedures designed to ensure continued compliance therewith.

43.          Money Laundering Laws.

The operations of the Corporation and each Subsidiary are, and have been conducted at all times in compliance with the financial record-keeping and reporting requirements of anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity to which the Corporation or any Subsidiary is subject, and the Proceeds ofCrime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any Governmental Entity or body or arbitrator involving the Corporation or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

44.          Brokers.

Except for fees payable to each of BMO and Citi, no investment banker, broker, finder, financial advisor or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission payable by the Corporation or any of its Subsidiaries in connection with the Offer or any of the transactions contemplated by the Agreement. In the Disclosure Letter the Corporation has disclosed to the Offeror all fees, commissions or other payments that may be payable to BMO and Citi by the Corporation or its Subsidiaries in connection with the Offer or any of the transactions contemplated by the Agreement.

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SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

(1)	Incorporation and Corporate Power. The Offeror is a corporation duly incorporated or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, continuance or formation and has the requisite corporate or legal power and authority to own its properties and assets as now owned and to carry on its business as it is now being conducted.

(2)	Corporate Authorization. The Offeror has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Offeror and the performance by it of its obligations under this Agreement has been duly authorized by its board of directors, and no other internal approvals or corporate proceedings (including shareholder approvals) are necessary to authorize this Agreement or the performance of the Offeror’s obligations under this Agreement.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(4)	No Conflict. None of (i) the execution and delivery of this Agreement or any document or instrument to be executed and delivered by any of the Offeror or any subsidiary, as applicable, pursuant hereto; or (ii) the performance and compliance with the terms of this Agreement and any documents or instruments to be executed and delivered by any of the Offeror or any subsidiary, as applicable, pursuant hereto would in the case of (i) or (ii) above result in any breach of, or be in conflict with or constitute a default under or create a state of facts, which (whether after notice or lapse of time or both) would constitute a default under (A) the terms, conditions or provisions of their respective constating or governing documents or any resolution of their respective directors, partners or shareholders, as applicable; (B) any mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which they are a party, respectively, or by which they or their respective property or assets are bound; (C) any judgment, decree, order, statute, rule or regulation applicable to any of them; or (D) any provision that would give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, note, deed of trust, mortgage, bond, instrument, lease, Authorization, licence, permit or other document, or result in the imposition of any Lien (other than a Permitted Lien) upon any of the Offeror’s assets or the assets of any of its subsidiaries, except, in the case of (B), (C) or (D), any breach, conflict or default which would not reasonably be expected to prevent or materially delay the making or completion of the Offer or other transactions contemplated by this Agreement.

(5)	Regulatory Approvals. Other than the Regulatory Approvals, the Offeror does not require under applicable Law any Authorization from, and is not required to make any filing or notice with, any Governmental Entity in connection with entering into this Agreement or carrying out any of its obligations hereunder.

(6)	Sufficient Funds. The Offeror has sufficient cash on hand or has adequate arrangements in place, in compliance with Section 2.27 of NI 62-104, to ensure that the required funds are available to make full payment for the Shares (including any Shares that are issued after the date of the Offer and prior to the Expiry Time as a result of the exercise or surrender of Options) in compliance with Section 2.1(8) of the Agreement. The Offeror has provided the Corporation with a complete and final version of each of the Funding Documents and is not aware of (i) any impediment to the completion of funding thereunder; (ii) any fact or matter that could cause either of the Funding Documents to be terminated or ineffective; or (iii) any fact or matter that could cause any term or condition of funding thereunder not to be met.

C-2

(7)	Deposit. The Depositor has deposited the Reverse Termination Amount in Canada in trust with Offeror’s Counsel and has given Offeror’s Counsel irrevocable instructions to deposit the Reverse Termination Amount in an account with the Deposit Agent where such funds will be held in accordance with the terms of the Deposit Agreement.

(8)	Compliance with Laws. The Offeror and its subsidiaries are in compliance with all applicable Laws, except for non-compliances which would not reasonably be expected to prevent or materially delay the making or completion of the Offer or other transactions contemplated by this Agreement.

(9)	Litigation. As of the date of this Agreement, there are no actions, suits, proceedings or investigations by Governmental Entities pending or, to the knowledge of the Offeror, threatened, against or relating to the Offeror or any of its subsidiaries or any of their respective properties or assets, other than any such claim, action, suit, proceeding, arbitration, mediation or governmental investigation that would not reasonably be expected to prevent or materially delay the Offer or consummation of the transactions contemplated by this Agreement. None of the Offeror, its subsidiaries or any of their respective properties or assets is subject to any outstanding order, writ, injunction or decree except for those that would not reasonably be expected to impede or materially delay the Offer or consummation of the transactions contemplated by this Agreement.